UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 001-31880

Yamana Gold Inc.

(Translation of registrant’s name into English)

Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, ON M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐       Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The Registrant’s Management’s Discussion and Analysis of Operations and Financial Condition for the Three Months Ended March 31, 2012, included as Exhibit 99.1 of this Form 6-K and the Unaudited Financial Statements as of and for the Three Months Ended March 31, 2012, included as Exhibit 99.2 of this Form 6-K (Commission File No. 001-31880), furnished to the Commission on May 1, 2012, are incorporated by reference into the Registration Statement on Form F-10 (Commission File No. 333-173707) and each of the Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300, respectively) of the Registrant, Yamana Gold Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: May 1, 2012	By:	/s/ Charles Main
Charles Main
Executive Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibits

Number	Description of Exhibit

99.1	Management’s Discussion and Analysis of Operations and Financial Condition for the Three Months Ended March 31, 2012

99.2	Unaudited Financial Statements as of and for the Three Months Ended March 31, 2012